Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

Notes to Financial Statements
August 31, 2016

(1) Organization and summary of significant accounting policies:

(a) Organization -
Robus Capital Partners LLC (a wholly-owned subsidiary of Pacific Capital Corp.) ("the Company"), is a registered broker-dealer with the Seemi.ties and Exchange Commission f'SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed as a Limited Liability Company pursuant to Chapter XIX of the Puerto Rico Limited Liability Company Act on December 4, 2015 ("formation date") and was granted FINRl\ membership on June 23, 2016 ("commencement date").

The Company engages in mergers and acquisitions, including fairness opinions, and private placements on a best efforts basis. Since the date of formation to the date of these financial statements, the Company has not generated any revenues. Consequently, there has been no revenues recorded since the commencement date through the date of these financial statements.

The most significant accounting policies followed by the Company are the following:

(b) Summary of significant accounting policies -

(i) Basis of presentation -
The Company's fiscal year ends on August 31st of each year. However, as described in Note (l)(a), the Compan>7 was formed on December 4, 2015. All references to period in these notes to the financial statements represent the period from December 4, 2015 through August 31, 2016, unless otherwise noted. The Company has evaluated subsequent events through October 26, 2016, the date the financial statements were available to be issued.

(ii) **Operating lease** -
The Company leases office space under an operating lease with Pacific Capital Corp. ("the Parent"). The Company recognizes rent expense related to this operating lease on a straight-line basis over the lease term. The lease term conunences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property.

(iii) **Income taxes** -
The Company decled lo be b:eated as a partnership under the provisions of the 2011 Puerto Rico Internal Revenue Code. Accordingly, the Company is not subject to the payment of taxes on income, as the distributive shares of its annual income, or loss, is required to be cunently reported as income or loss of the member.

The Company follows the accounting standard on accounting for uncertainty in income taxes. As a result, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying fihahcial statements.

Robus Capital Partners LLC
(A wholly-owned subsidia1y of Pacific Capital Corp.)

Notes to Financial Statements
August 31, 2016

 (iv) <u>Concentration of credit risk-</u>
  Financial instruments that may potentially expose the Company to concentration of credit risk consist of cash in its bank accounts. The Company maintains its cash in bank deposit accounts at high quality financial institutions. J\t times, such deposits may exceed federal insured limits. The Company has not experienced any losses in such accounts.

 (v) <u>Use of estimates</u> -
  The accompanying financial statements have been prepared in confotmity with U.S. generally accepted accounting principles, which reguire management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and e,<,-penses during the reporting period. Actual results could differ from those estimates.

(2) <u>Member's capital:</u>

The Company is governed by the terms and conditions of an Operating A_{gr}eement ("A_{gr}eement") dated December 4, 2015. The Company shall continue until terminated in accordance with the terms of the A_{gr}eement or as provided by law, including events of dissolution. The Company shall be dissolved only upon vote of all holding an interest in the Company, or the expiration of the term of the Company, if any.

The overall management and control of the Company shall be performed by the management, who may, but need not, be a Member. All of the management's powers and limitations will be governed as specified and outlined in the Agreement.

(3) <u>Related party transactions:</u>

The Company has related party transactions with Pacific Capital Corp. ("the Parent"). All amounts outstanding are due on demand and do not bear interest. As of August 31, 2016, the total due to parent company amounted to $8,563.

(4) <u>Commitments:</u>
On January 19, 2016, the Company entered into a sublease agreement with Pacific Capital Corp. ("the Parent") ("Sub landlord") that expires on August 31, 2017. The future minimum lease payments will be $11,800.

(5) <u>Net capital requirement:</u>

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the Securities and Exchange Commission ("SEC"). Under the method of computing capital requirements adopted by the Company, net capital shall nut be less than $5,000 or 12.5% of A_{ggr}egate Indebtedness, whichever is greater. Also, aggregate indebtedness shall not exceed 800% of net capital, and 1,500% thereafter. As of August 31, 2016, the Company's net capital, as defined, was $86,497, which exceeded minimum net capital requirement by $81,497.

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific C$_{ap}$ital Corp.)

Notes to Financial Statements
A$_{ugu}$st 31, 2016

(6)   Exemption from Rule 15c3 3:

The Company is exempt from the SEC Rule 1Sc3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(.   Under paragraph (k)(2)(i) of Rule 15c3-3, a broker-dealer is exempt from the Customer Protection Rule if it carries no margin accounts; promptly transmits (i.e., by noon of the business day following receipt) all customer funds and securities received and does not otherwise hold or owe money or securities to customers; and effectuates financial transactions with customers through one or more bank accounts desi$_{gn}$ated as a special account for the exclusive benefit of customers.

(7)   Income taxes:

The Company operates as a partnership under the provisions of the 2011 Puerto Rico Internal Revenue Code. Accordingly, the Company is not subject to the payment of taxes on income, as the distributive shares of its annual income, or loss, is required to be currently reported as income or loss of the member.

The Parent company has been granted a Tax Exemption Decree under Act 20-2012, "Act to Promote the Export of Services" (the "Act 20 Decree") which, among other exemptions, its net income derived from eligible activities, as defined in the Act 20 Decree, will be taxed at a 4% flat rate for the next twenty (20) years. The Company has requested consideration from the local Department of Economic Development and Commeri;e of Puerto Rko ("DDEC", as its Spanish acronym) and the Office of Industrial Tax Exemption ("OITE") regarding possible amendments to the Act 20 Decree with respect to the inclusion of the eligible business to be carried out by the Company. The Company believes the exception will be granted, and thus any taxable income will be taxed at 4% by the Company's Member.

(8)   Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-S.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of S$_{egr}$egation Requirements and Funds in Segregation, which are required per SEC Rule 1Sc3-3 are omitted as being not applicable since, during the period ended August 31, 2016, the Company had not had activities that would need to be disclosed on such schedules.

(9)   Contingencies:

The Company, at times, may be involved in litigation relating to matters that arises in the ordin$_{ary}$ course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and its legal counsels' opinion, that the final outcome of such claims and legal proceedin$_{gs}$ when they arise, will not materially affect the operations of the Company.